UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Cowlitz Bancorporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

223767

(CUSIP Number)

Jeffery D. Gow 11624 S.E. 5th Street, Suite 200 Bellevue, WA 98005 (425) 586-7700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. o

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 223767
1	Names of Reporting Persons I.R.S Identification Nos. of above persons (entities only). Crescent Capital VI, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ?
6	Citizenship or Place of Organization State of Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 548,160*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 548,160*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 548,160*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 10.8%**
14	Type of Reporting Person (See Instructions) OO

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”), owns 548,160 shares of the Issuer’s Common Stock. Steve Wasson individually owns 1,000 shares  of the Issuer’s Common Stock.  Crescent does not have any voting or dispositive power over Mr. Wasson’s shares and hereby disclaims beneficial ownership of the shares owned by Mr. Wasson.

** The calculation is based on a total of 5,067,379 shares of Common Stock outstanding as of July 31, 2008, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 14, 2008.

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CUSIP No. 223767
1	Names of Reporting Persons I.R.S Identification Nos. of above persons (entities only). Jeffery D. Gow
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ?
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 548,160*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 548,160*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 548,160*
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented By Amount In Row (11) 10.8%**
14	Type Of Reporting Person (See Instructions) IN

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”), owns 548,160 shares of the Issuer’s Common Stock.  Steve Wasson individually owns 1,000 shares of the Issuer’s Common Stock.  Crescent does not have any voting or dispositive power over Mr. Wasson’s shares and hereby disclaims beneficial ownership of the shares owned by Mr. Wasson.

** The calculation is based on a total of 5,067,379 shares of Common Stock outstanding as of July 31, 2008, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 14, 2008.

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CUSIP No. 223767
1	Names of Reporting Persons I.R.S Identification Nos. of above persons (entities only). Steve Wasson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ?
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,000*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,000*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000*
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented By Amount In Row (11) 0.0%**
14	Type Of Reporting Person (See Instructions) IN

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”), owns 548,160  shares of the Issuer’s Common Stock.  Steve Wasson individually owns 1,000 shares   of the Issuer’s Common Stock.  Crescent does not have any voting or dispositive power over Mr. Wasson’s shares and hereby disclaims beneficial ownership of the shares owned by Mr. Wasson.

** The calculation is based on a total of 5,067,379 shares of Common Stock outstanding as of July 31, 2008, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 14, 2008.

Explanatory Note

This Schedule 13D, as amended (“Schedule 13D”), relates to shares of Common Stock, no par value  (“Common Stock”), of Cowlitz Bancorporation, a Washington corporation (the “Issuer”).  This statement is being filed by Crescent Capital VI, L.L.C., a limited liability company organized under the laws of the State of Washington (“Crescent”), Jeffery D. Gow, an individual (“Gow”), and Steve Wasson, an individual (“Wasson”).  Crescent, Gow, and Wasson are hereinafter sometimes referred to together as the “Reporting Persons”.

Item 4.

Purpose of Transaction

The Reporting Persons have acquired the shares of the Issuer reported herein in order to profit from appreciation of the Common Stock.

On July 27, 2007, Crescent sent a written offer (the “Offer”) to the Issuer’s Chairman and President and CEO pursuant to which Crescent would acquire for cash all of the outstanding shares of Common Stock of the Issuer that Crescent does not already own (the “Transaction”) at a price of $15.00 per share.  A copy of the Offer was attached as Exhibit 99.5 to Amendment No. 1.

On September 5, 2007, the Issuer announced in a press release that its Board of Directors had unanimously rejected the Offer as not in the long-term best interests of shareholders, since, among other concerns, the $15.00 per share offer was significantly inadequate.

On March 6, 2008, Steve Wasson met with Phillip Rowley, Chairman of the Cowlitz Board of Directors, and discussed, among other topics, appointing a representative of Crescent to the Board of Directors.  On April 21, 2008, Mr. Rowley informed Mr. Wasson that the Board declined to appoint a Crescent representative to the Board.

On May 9, Mr. Gow sent to the Cowlitz Board of Directors the letter attached as Exhibit 99.6 and incorporated herein by reference.

On June 30, 2008, Crescent filed its application to become a bank holding company with the Federal Reserve Bank of San Francisco (the “Reserve Bank”).  In its application, Crescent sought approval to increase its ownership in Cowlitz up to thirty percent (30%) of the outstanding shares.  Crescent filed a corresponding application with the Washington state Division of Banks, Department of Financial Institutions on July 16, 2008.

On August 6, 2008, Crescent received notice from the Reserve Bank that its application to become a bank holding company and acquire up to thirty percent (30%) of the outstanding shares of Cowlitz had been approved.  On August 13, 2008, the Washington state Division of Banks, Department of Financial Institutions, informed Crescent that the Division had no objections to Crescent’s application.  Under the terms of the Reserve Bank approval, Crescent’s acquisition may not be consummated before August 20, 2008 or after November 5, 2008, unless such period is extended by the Federal Reserve System.   On November 4, 2008, the Reserve Bank notified Crescent that it had extended the time period for Crescent’s acquisition from November 5, 2008 to February 5, 2009.

Crescent intends to nominate one or more individuals for election to the Cowlitz board of directors at its 2009 annual meeting of shareholders, under the procedure authorized in Cowlitz’s bylaws, which permit shareholders to nominate individuals as directors.

Depending upon market conditions and other factors that the Reporting Persons may deem material to their investment decisions, the Reporting Persons intend to purchase additional securities of the Issuer in the open market or in private transactions.  As disclosed in the May 9th letter (Exhibit 99.6), the Reporting Persons are acquiring additional shares with the purpose and intention of increasing their ability to influence the board of directors of

Cowlitz, and thereby the policies, management and actions of Cowlitz.  As a result, the Reporting Persons may be deemed to have the intention of controlling Cowlitz.

The Reporting Persons intend to monitor developments at the Issuer and may communicate with members of the board of directors and management of the Issuer relating to such matters that the Reporting Persons deem relevant to their investment in the Issuer.

At the present time, other than the actions described in the preceding paragraphs, the Reporting Persons have no specific plans or proposals that would relate to or result in any of the actions referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.

Interest in Securities of the Issuer

The calculation below is based on a total of 5,067,379 shares of Common Stock outstanding as of July 31, 2008, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 14, 2008.

As of the close of business on October 30, 2008, Crescent beneficially owns 548,160 shares of Common Stock, which represent approximately 10.8% of the outstanding Common Stock.  Gow does not own any shares of Common Stock directly.  As the managing member of Crescent, Gow may be deemed, by the provisions of Rule 13d-3 of the Securities and Exchange Act of 1934, as amended, to be the beneficial owner of the 548,160 shares of Common Stock owned by Crescent.  Wasson owns 1,000 shares of Common Stock, which represents less than 1% of the outstanding Common Stock.

(b)  Crescent has sole voting power and power of disposition over the 548,160 shares of Common Stock that it beneficially owns.  As the managing member of Crescent, Gow has the authority to exercise such voting power and power of disposition on behalf of Crescent.  Wasson has sole voting power and power of disposition over the 1,000 shares of Common stock that he owns.

(c)  During the period September 1, 2008 through October 30, 2008), Crescent purchased a total of 41,120 shares of Common Stock on the dates and at the prices set forth as follows:

Date of Purchase	Number of Shares	Price per Share

September 3, 2008	1,000	$5.848
September 4, 2008	20	$5.85
October 30, 2008	40,100	$6.0351

The purchases were made for cash in open market transactions.

(d)  None.

(e)  Not applicable.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2008
Crescent Capital VI, L.L.C.

	By:	/s/ Jeffery D. Gow
Name: Jeffery D. Gow
Title: Managing Member

/s/ Jeffery D. Gow
Jeffery D. Gow

/s/ Steve Wasson
Steve Wasson

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